EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-82588 of FPL Group, Inc. on Form S-8 of our report dated June 24, 2004, appearing in this Annual Report on Form 11-K of the FPL Energy Operating Services, Inc. Employee Thrift Plan for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP

Miami, Florida
June 24, 2004